SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Frederick's of Hollywood Group Inc.
(Name of Issuer)
Common Stock (Par Value $0.01 Per Share)
(Title of Class of Securities)
624591103
(CUSIP Number)

TTG Apparel, LLC
Tokarz Investments, LLC
Michael T. Tokarz
287 Bowman, 2nd Floor
Purchase, NY 10577
(914) 251-1825

With a copy to:

Christopher J. Douglass, Esq.
Wildman, Harrold, Allen & Dixon LLP
225 West Wacker Drive, Suite 2800
Chicago, Illinois 60606-1229
(312) 201-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 28, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

(Continued on following pages)
(Page 1 of 14 pages)

CUSIP No. 624591103	13D

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TTG Apparel, LLC I.R.S. Identification No. 30-0228691
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 1,766,322
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 1,766,322
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,766,322
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
(14)	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tokarz Investments, LLC I.R.S. Identification No. 03-0498119
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 8,685,273*
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 8,685,273*
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH EPORTING PERSON 8,685,273*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%
(14)	TYPE OF REPORTING PERSON (See Instructions) OO
* Includes 1,184,460 shares held in escrow as described in Item 6.

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael T. Tokarz
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 10,451,595**
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 10,451,595**
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,451,595**
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.5%**
(14)	TYPE OF REPORTING PERSON (See Instructions) IN
** Includes 1,184,460 shares held in escrow as described in Item 6.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, Par Value $0.01 Per Share (the “Common Stock”) of Frederick’s of Hollywood Group Inc., a New York corporation formerly known as Movie Star, Inc. (the “Issuer”). The Issuer's principal executive offices are located at 1115 Broadway, New York, New York 10010.

Item 2. Identity and Background

This Schedule 13D is being filed jointly by TTG Apparel, LLC, a Delaware limited liability company (“TTG”), Tokarz Investments, LLC, a Delaware limited liability company (“Tokarz Investments”) and Michael T. Tokarz (“Tokarz”). TTG, Tokarz Investments and Tokarz are sometimes referred to hereafter as the “Reporting Persons”.

The principal executive offices of TTG and Tokarz Investments are located at 287 Bowman, 2nd Floor, Purchase, New York 10577. TTG was formed for the purpose of investing in the Issuer, and Tokarz Investments was formed for the purpose of making various investments.

Tokarz is the controlling person and manager of each of TTG and Tokarz Investments. Tokarz is a United States citizen, and his business address is 287 Bowman, 2nd Floor, Purchase, New York 10577. Tokarz’s present principal business activity is as the Manager of The Tokarz Group Advisers LLC, an entity that provides managerial services to MVC Capital, Inc., an entity that makes and oversees various investments. Tokarz directly owns no Common Stock, and his beneficial ownership reporting in this Schedule 13D is based on his indirect beneficial ownership of the shares of Common Stock directly owned by TTG and Tokarz Investments.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order, enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

TTG originally acquired 3,532,644 shares of Common Stock for an aggregate purchase price of $6,005,494.80 that was paid with company funds. These shares were previously disclosed on a Schedule 13D filed on February 18, 2004, as amended and restated on November 14, 2006 and December 21, 2006. On January 28, 2008, immediately prior to the Merger (as defined below), the Issuer completed a one for two reverse split of the Common Stock (the “Reverse Split”) to comply with the $2.00 minimum bid price requirement for continued listing on the American Stock Exchange. Following the Reverse Split, TTG holds 1,766,322 shares of Common Stock. The material terms of the Reverse Split are described in the Issuer's definitive proxy statement (SEC File No. 001-05893) filed November 30, 2007 (the "Proxy Statement") in the Section entitled "Reverse Stock Split Proposal" beginning on page 101 and is hereby incorporated by reference.

On January 28, 2008, pursuant to an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) dated December 18, 2006 among the Issuer, FOH Holdings, Inc. (“FOH”), a Delaware corporation and the parent company of Frederick’s of Hollywood, Inc., and Fred Merger Corp., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”), Merger Sub merged with and into FOH with FOH continuing as the surviving corporation and becoming a wholly-owned subsidiary of the Issuer (the “Merger”). Prior to the Merger, Tokarz Investments owned approximately 50% of the outstanding stock of FOH. At the effective time of the Merger on January 28, 2008 (the “Effective Time”), pursuant to the Merger Agreement, each share of common stock of FOH (“FOH Common Stock”) that was outstanding at the Effective Time was converted into the right to receive shares of Common Stock equal to the product of (i) 0.8 multiplied by (ii) the number of shares of FOH Common Stock held by each stockholder of FOH immediately prior to the Effective Time multiplied by (iii) an exchange ratio of 17.811414 (the “Exchange Ratio”) plus the right to receive the distributions, if any, under the escrow established pursuant to the Escrow Agreement (as defined below). As a result of the Merger (after giving effect to the Reverse Split) and pursuant to the Merger Agreement, Tokarz Investments received 5,922,304 shares of Common Stock. 1,184,460 of these shares of Common Stock are held in escrow pursuant to the Escrow Agreement described in Item 6. The material terms of the Merger Agreement are described in the Proxy Statement in the Sections entitled "The Merger and Related Transactions" and "The Merger Agreement" beginning on pages 37 and 60, respectively, and are hereby incorporated by reference.

In connection with the Merger, the Issuer issued to its stockholders prior to the Merger non-transferable rights (the “Rights”) to purchase an aggregate of $20 million of new shares (the “Rights Shares”) of Common Stock (the “Rights Offering”). Pursuant to the Standby Purchase Agreement (the “Standby Purchase Agreement”) entered into on December 18, 2006 among the Issuer, Fursa Alternative Strategies, LLC (formerly known as Mellon HBV Alternative Strategies, LLC) (“Fursa”), Fursa Rediscovered Opportunities Fund L.P. (formerly known as Mellon HBV Rediscovered Opportunities Fund L.P.), a Delaware limited partnership, Fursa Global Event Driven Fund L.P. (formerly known as Mellon HBV Global Event Driven Fund L.P.), a Delaware limited partnership, Fursa Capital Partners LP (formerly known as Mellon HBV Capital Partners LP), a Delaware limited partnership, Blackfriars Master Vehicle LLC, a Delaware limited liability company, and Axis RDO Ltd., a company incorporated in the Bahamas (collectively, the “Fursa Standby Purchasers”), Tokarz Investments and TTG (collectively with the Fursa Standby Purchasers, the “Standby Purchasers”), TTG agreed not to, nor cause its affiliates to, purchase from the Issuer any of the Rights Shares that would be available for purchase by TTG and/or any of its affiliates pursuant to its Rights under the Rights Offering. The Standby Purchase Agreement also provided that, if and to the extent the Rights Shares were not purchased by the Issuer’s stockholders pursuant to the exercise of Rights (such shares not purchased, the “Unsubscribed Shares”), the Standby Purchasers would purchase from the Issuer, at the subscription price of the Rights Shares (the “Subscription Price”), such Unsubscribed Shares as necessary to ensure the issuance of $20 million of Rights Shares, with Fursa SPV LLC (formerly known as Mellon HBV SPV LLC), a Delaware limited liability company (“Fursa SPV”), Fursa Master Rediscovered Opportunities Fund L.P. (formerly known as Mellon HBV Master Rediscovered Opportunities Fund L.P.), a Delaware limited partnership (“Fursa Master Rediscovered,” and together with Fursa SPV, the “Fursa Debt Holders”) and the Fursa Standby Purchasers purchasing, on a several but not on a joint and several basis, 50% of such amount of Unsubscribed Shares and TTG and Tokarz Investments purchasing the remaining 50% of such amount of Unsubscribed Shares. The Rights Offering expired on January 17, 2008 with the Issuer's stockholders prior to the Merger purchasing 752,473 shares of Common Stock at a subscription price of $3.52 per share (as adjusted to reflect the Reverse Split) leaving a total of 4,929,346 shares of Common Stock to be purchased by the Standby Purchasers (as adjusted to reflect the Reverse Split). On January 28, 2008, pursuant to the Standby Purchase Agreement, Tokarz Investments purchased 2,464,673 shares of Common Stock at the Subscription Price of $3.52 per share, for an aggregate purchase price of $8,675,648.96, which amount was paid with company funds. The material terms of the Rights Offering and Standby Purchase Agreement are described in the Proxy Statement in the Section entitled "Other Transaction Documents - Standby Purchase Agreement - Rights Offering" beginning on page 80 and are hereby incorporated by reference.

As sole consideration for the Standby Purchasers’ commitments under the Standby Purchase Agreement, the Issuer issued warrants to the Standby Purchasers (the “Guarantor Warrants”), with an exercise price equal to the Subscription Price, representing the right to purchase an aggregate of 596,591 shares of Common Stock. In connection with its commitment under the Standby Purchase Agreement, Tokarz Investments received a Guarantor Warrant to purchase up to 298,296 shares of Common Stock (after giving effect to the Reverse Split), with an exercise price of $3.52 per share. The material terms of the Guarantor Warrants are described in the Proxy Statement in the Section entitled "Other Transaction Documents - Guarantor Warrants" beginning on page 81 and hereby incorporated by reference.

The information set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement and the Standby Purchase Agreement. A copy of the Merger Agreement and its amendments are filed as Annexes A, B-1 and B-2 to the Proxy Statement, all of which are incorporated herein by reference. A copy of the Standby Purchase Agreement is filed as Exhibit 10.2 to the Form 8-K filed by the Issuer on December 20, 2006, and is incorporated by reference herein. The Guarantor Warrant issued to Tokarz Investments is filed as Exhibit 4.2 to the Form 8-K filed by the Issuer on February 1, 2008, and is incorporated by reference herein.

Item 4. Purpose of the Transaction

The information set forth or incorporated by reference in Items 3 and 6 is hereby incorporated herein by reference.

TTG originally purchased its shares of Common Stock based on its belief that the Common Stock represented an attractive investment opportunity. As described above, Tokarz Investments acquired its Common Stock as a result of the Merger and related transactions. Depending on overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase of additional shares of Common Stock desirable, the Reporting Persons may endeavor to increase their respective positions in the Issuer through, among other things, the purchase of shares of Common Stock on the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable.

If the Reporting Persons decide to increase their respective positions in the Issuer, the Reporting Persons may also evaluate various possible alternatives with respect to their investments in the Common Stock, including alternatives intended to increase shareholder value in the Common Stock. Such alternatives may include possible courses of action with respect to the Issuer set forth in clauses (a) through (c) and (e) through (j) of Item 4 of the Schedule 13D form. The Reporting Persons intend to review, from time to time, the possible courses of action referred to above and to take such action with respect to the Issuer as they consider desirable in light of the circumstances then prevailing. The Reporting Persons also may determine to hold shares of Common Stock as an investment or to dispose of all or a portion of such shares.

Item 5. Interest in Securities of the Issuer

The information set forth on each of the cover pages of this Schedule 13D and the information set forth on or incorporated by reference in Items 3, 4 and 6 is hereby incorporated herein by reference.

(a) and (b)

The following disclosures assume that there are 26,408,516 shares of Common Stock issued and outstanding, which represents the sum of (i) 26,110,220 shares of Common Stock represented to be outstanding following the Reverse Split and the Merger as represented by the Issuer in connection with the Merger and (ii) 298,296 shares of Common Stock that Tokarz Investments may purchase on exercise of its Guarantor Warrant.

As of the close of business on January 28, 2008, TTG owns 1,766,322 shares of Common Stock, constituting approximately 6.7% of the shares of Common Stock outstanding, and Tokarz Investments owns 8,685,273 shares of Common Stock, constituting approximately 32.8% of the shares of Common Stock outstanding. As the controlling person of TTG and Tokarz Investments, Tokarz indirectly beneficially owns 10,451,595 shares of Common Stock, the aggregate number of shares directly owned by TTG and Tokarz Investments, constituting approximately 39.5% of the shares of Common Stock outstanding.

Each of TTG and Tokarz Investments has the power to vote and to dispose or to direct the disposition of the Common Stock held by it. As the controlling person of TTG and Tokarz Investments, Tokarz has the power to vote and to dispose or to direct the disposition of the Common Stock held by TTG and Tokarz Investments.

(c) None of the Reporting Persons has effected any transactions in Common Stock during the past sixty days except as described in Item 3 and elsewhere in this Schedule 13D.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 3, 4 and 5 is hereby incorporated herein by reference.

In connection with the Merger, the Issuer and designated representatives of the holders of FOH Common Stock, including Tokarz Investments, entered into an escrow agreement at the Effective Time with an escrow agent (the “Escrow Agreement”) whereby 1,184,460 of the shares of Common Stock issuable to Tokarz Investments as a result of the Merger and pursuant to the Merger Agreement were issued and deposited into escrow to cover indemnification claims that may be brought by the Issuer for certain matters, including breaches of representations, warranties and covenants contained in the Merger Agreement. Shares remaining in escrow will be released following the 18 month anniversary of the Effective Time, subject to extension under certain circumstances. Similarly, 618,283 treasury shares of Common Stock (representing 7.5% of the aggregate number of issued and outstanding shares of Common Stock immediately prior to the Effective Time) were deposited into escrow by the Issuer to cover any indemnification claims that may be brought by FOH’s stockholders against the Issuer, which shares will be returned to the Issuer following the 18 month anniversary of the Effective Time, subject to certain conditions and to the extent not used to satisfy indemnification claims. The material terms of the Escrow Agreement are described in the Proxy Statement in the Sections entitled "The Merger Agreement - Escrow Arrangements" and "Other Transaction Documents - Escrow Agreement" beginning on pages 61 and 83, respectively, and are hereby incorporated by reference. The Escrow Agreement is filed as Exhibit 10.1 to the Form 8-K filed by the Issuer on February 1, 2008, and is incorporated by reference herein.

On December 18, 2006, in connection with the Merger Agreement, FOH, Fursa, the Fursa Debt Holders, Fursa Standby Purchasers (the Fursa Debt Holders and the Fursa Standby Purchasers are hereafter collectively referred to as the “Fursa Managed Accounts”), Tokarz Investments and the Issuer entered into a stockholders agreement (the “Company Stockholders Agreement”). Pursuant to the Company Stockholders Agreement, Fursa, the Fursa Managed Accounts and Tokarz Investments agreed, among other things, not to solicit or accept any third party proposals involving a merger or acquisition of FOH. In addition, pursuant to the Company Stockholders Agreement, the Fursa Debt Holders which hold FOH indebtedness, agreed with the Issuer that in connection with the consummation of the transactions contemplated by the Merger Agreement, they would cancel $7.5 million of such indebtedness in exchange for shares of a new series of the Issuer’s Series A 7.5% Convertible Preferred Stock (the “Series A Preferred Stock”). The Company Stockholders Agreement is filed as Exhibit 10.1 to the Form 8-K filed by the Issuer on December 20, 2006, and is incorporated by reference herein.

In connection with the Merger, the Issuer entered into an agreement with Fursa (on its behalf and on behalf of the Fursa Managed Accounts), Tokarz Investments and TTG (the “Shareholders Agreement”) whereby such stockholders agreed, among other things, to certain restrictions on (i) acting together with respect to their shares of Common Stock, (ii) increasing their ownership positions in the Issuer, (iii) transferring their securities of the Issuer and (iv) voting for directors, whereby such stockholders agreed to vote for the directors initially serving on the Board of Directors of the Issuer immediately following the Effective Time. These provisions will remain applicable during the 18 months following the Effective Time. Also during this 18-month period, the Board of Directors will be subject to specified supermajority voting requirements as set forth in the Restated Certificate (as defined below), and which are discussed in Section 5.03 of the Form 8-K filed by the Issuer on December 20, 2006. The material terms of the Shareholders Agreement are described in the Proxy Statement in the Section entitled "Other Transaction Documents - Shareholders Agreement" beginning on page 82 and are hereby incorporated by reference. The Shareholders Agreement is filed as Exhibit 10.2 to the Form 8-K filed by the Issuer on February 1, 2008, and is incorporated by reference herein.

In connection with the Merger, the Issuer entered into a registration rights agreement with Fursa (on its behalf and on behalf of the Fursa Managed Accounts), Tokarz Investments and TTG pursuant to which the Issuer granted certain demand and “piggyback” registration rights to such parties (the “Registration Rights Agreement”). The material terms of the Registration Rights Agreement are described in the Proxy Statement in the Section entitled "Other Transaction Documents - Registration Rights Agreement" beginning on page 85 and are hereby incorporated by reference. The Registration Rights Agreement is filed as Exhibit 10.3 to the Form 8-K filed by the Issuer on February 1, 2008, and is incorporated by reference herein.

In connection with the transactions contemplated by the Merger Agreement, a majority of the Issuer’s stockholders not affiliated with TTG adopted a Restated Certificate of Incorporation of the Issuer to (i) change the Issuer's name from Movie Star, Inc. to Frederick's of Hollywood Group Inc., (ii) increase the number of authorized shares of Common Stock from 30,000,000 to 200,000,000, (iii) authorize the issuance of up to 10,000,000 shares of preferred stock and (iv) effect the Reverse Split (the “Restated Certificate”). Reference is made to the disclosure in the Proxy Statement in the Sections entitled "Increase of Authorized Common Stock Proposal, Name Change Proposal, Preferred Stock Proposal and Reverse Stock Split Proposal" beginning on page 97, 98, 99 and 101, respectively, and is hereby incorporated by reference. The Restated Certificate is filed as Exhibit 3.1 to the Form 8-K filed by the Issuer on February 1, 2008, and is incorporated by reference herein.

On December 18, 2006, the Issuer’s Board of Directors approved Amended and Restated By-Laws that became effective at the Effective Time. Reference is made to the disclosure in the Proxy Statement in the Section entitled "The Merger Agreement - Amended and Restated Bylaws" beginning on page 75 and is hereby incorporated by reference. These Amended and Restated Bylaws are filed as Exhibit 3.2 to the Form 8-K filed by the Issuer on February 1, 2008, and is incorporated by reference herein.

The information set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Annex A to the Proxy Statement, including its amendments filed as Annexes B-1 and B-2 to the Proxy Statement, all of which are incorporated herein by reference, and by reference to the Form 8-K filed by the Issuer on February 1, 2008 and the full text of the exhibits attached thereto, all of which are incorporated herein by reference.

Except as described in this Schedule 13D, the Reporting Persons do not presently have any other material contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of February 5, 2008, among the Reporting Persons.

Exhibit 2
Agreement and Plan of Merger and Reorganization, dated as of December 18, 2006, by and among Movie Star, Inc., a New York corporation, FOH Holdings, Inc., a Delaware corporation and Fred Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Movie Star, Inc. (incorporated by reference to Annex A of the Definitive Proxy Statement (No. 001-05893), filed November 30, 2007).

Exhibit 3
Amendment to Agreement and Plan of Merger and Reorganization dated as of June 8, 2007 by and among Movie Star, Inc., a New York corporation, FOH Holdings, Inc., a Delaware corporation and Fred Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Movie Star, Inc. (incorporated by reference to Annex B-1 of the Definitive Proxy Statement (No. 001-05893), filed November 30, 2007).

Exhibit 4
Second Amendment to Agreement and Plan of Merger and Reorganization dated as of November 27, 2007 by and among Movie Star, Inc., a New York corporation, FOH Holdings, Inc., a Delaware corporation and Fred Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Movie Star, Inc. (incorporated by reference to Annex B-2 of the Definitive Proxy Statement (No. 001-05893), filed November 30, 2007).

Exhibit 5
Stockholders Agreement, dated as of December 18, 2006, by and among Movie Star, Inc. a New York Corporation, Tokarz Investments, LLC, a Delaware limited liability company, Fursa Alternative Strategies LLC (formerly known as Mellon HBV Alternative Strategies LLC), a Delaware limited liability company, and its affiliated and/or managed funds and accounts listed in paragraph (a) of Schedule 1 thereto, Fursa SPV LLC and Fursa Master Rediscovered Opportunities Fund L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Movie Star, Inc. on December 20, 2006).

Exhibit 6
Standby Purchase Agreement, dated as of December 18, 2006 by and among Movie Star, Inc., a New York corporation, TTG Apparel, LLC, a Delaware limited liability company, Tokarz Investments, LLC, a Delaware limited liability company, Fursa Alternative Strategies LLC (formerly known as Mellon HBV Alternative Strategies LLC), a Delaware limited liability company, Fursa Rediscovered Opportunities Fund L.P. (formerly known as Mellon HBV Rediscovered Opportunities Fund L.P.), a Delaware limited partnership, Fursa Global Event Driven Fund L.P. (formerly known as Mellon HBV Global Event Driven Fund L.P.), a Delaware limited partnership, Fursa Capital Partners LP (formerly known as Mellon HBV Capital Partners LP), a Delaware limited partnership, Blackfriars Master Vehicle LLC, a Delaware limited liability company and Axis RDO Ltd., a company incorporated in the Bahamas (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Movie Star, Inc. on December 20, 2006).

Exhibit 7
Escrow Agreement, dated as of January 28, 2008 by and among Movie Star, Inc., a New York corporation, FOH Holdings, Inc. stockholder representatives and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on February 1, 2008).

Exhibit 8
Shareholders Agreement, dated as of January 28, 2008, by and among Movie Star, Inc., a New York corporation, Tokarz Investments, LLC, a Delaware limited liability company, TTG Apparel, LLC, a Delaware limited liability company and Fursa Alternative Strategies LLC (formerly known as Mellon HBV Alternative Strategies LLC), a Delaware limited liability company (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer on February 1, 2008).

Exhibit 9
Registration Rights Agreement, dated as of January 28, 2008, by and among Movie Star, Inc., a New York corporation, Tokarz Investments, LLC, a Delaware limited liability company, TTG Apparel, LLC, a Delaware limited liability company and Fursa Alternative Strategies LLC (formerly known as Mellon HBV Alternative Strategies LLC), a Delaware limited liability company (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer on February 1, 2008).

Exhibit 10
Guarantor Warrant, dated January 28, 2008, issued by Movie Star, Inc., a New York corporation, to Tokarz Investments, LLC, a Delaware limited liability company (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by the Issuer on February 1, 2008).

Exhibit 11	Restated Certificate of Incorporation of Movie Star, Inc., a New York corporation (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Issuer on February 1, 2008).

Exhibit 12	Amended and Restated Bylaws of Movie Star, Inc., a New York corporation (incorporated by reference to Exhibit 3.2 to the Form 8-K filed by the Issuer on February 1, 2008).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2008

TTG Apparel, LLC

By:	/s/ Michael T. Tokarz
Name: Michael T. Tokarz Title: Manager

Tokarz Investments, LLC

By:	/s/ Michael T. Tokarz
Name: Michael T. Tokarz Title: Manager

/s/ Michael T. Tokarz
Michael T. Tokarz

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13D with respect to the Common Stock of Frederick's of Hollywood Group Inc., dated as of February 5, 2008, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 5, 2008

TTG Apparel, LLC

By:	/s/ Michael T. Tokarz
Name: Michael T. Tokarz Title: Manager

Tokarz Investments, LLC

By:	/s/ Michael T. Tokarz
Name: Michael T. Tokarz Title: Manager

/s/ Michael T. Tokarz
Michael T. Tokarz